# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cellebrite DI Ltd., CIK 0001854587
CUSIP: M2197Q107
Title of class of securities: Ordinary Shares, par value 0.00001 NIS per share
Address of issuer's principal executive offices: 94 Shlomo Shmelzer Road, Petah Tikva, Israel (L3), 4970602
Date of event which requires filing of this statement: 03/18/2025
Filed by CIK 0001819317
Persons authorized to receive notices and communications: Adam H. Clammer, True Wind Capital Management, L.P., Four Embarcadero Center, Suite 2100, San Francisco, California (CA), 94111, (415) 780-9975; Mark Brod, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, (212) 455-2000

## Reporting persons
- TWC Tech Holdings II, LLC (CIK 0001819317): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,861,007; sole dispositive power 0; shared dispositive power 13,861,007; aggregate amount beneficially owned 13,861,007 (5.8% of the class)
- TWC SPAC Aggregator II, LLC (CIK 0001822169): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,861,007; sole dispositive power 0; shared dispositive power 13,861,007; aggregate amount beneficially owned 13,861,007 (5.8% of the class)
- TWC Employee SPAC Aggregator II, LLC (CIK 0001822168): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,861,007; sole dispositive power 0; shared dispositive power 13,861,007; aggregate amount beneficially owned 13,861,007 (5.8% of the class)
- True Wind Capital Management, L.P. (CIK 0001824827): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,861,007; sole dispositive power 0; shared dispositive power 13,861,007; aggregate amount beneficially owned 13,861,007 (5.8% of the class)
- True Wind Capital Management GP, LLC (CIK 0001824831): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,861,007; sole dispositive power 0; shared dispositive power 13,861,007; aggregate amount beneficially owned 13,861,007 (5.8% of the class)
- Adam H. Clammer (CIK 0001192808): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 50,722; shared voting power 14,611,007; sole dispositive power 50,722; shared dispositive power 14,611,007; aggregate amount beneficially owned 14,661,729 (6.1% of the class)
- James H. Greene Jr. (CIK 0001205970): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 750,000; shared voting power 13,861,007; sole dispositive power 750,000; shared dispositive power 13,861,007; aggregate amount beneficially owned 14,611,007 (6.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value 0.00001 NIS per share
Name of issuer: Cellebrite DI Ltd.
Address of issuer's principal executive offices: 94 Shlomo Shmelzer Road, Petah Tikva, Israel (L3), 4970602
Comment: This Amendment No. 3 (the "Amendment No. 3"), being filed by TWC Tech Holdings II, LLC ("TWC Tech Holdings"), TWC SPAC Aggregator II, LLC, TWC Employee SPAC Aggregator II, LLC, True Wind Capital Management, L.P., True Wind Capital Management GP, LLC, Adam H. Clammer and James H. Greene, Jr. (together, the "Reporting Persons"), amends the Schedule 13D initially filed on September 9, 2021, as amended by Amendment No. 1 filed on August 29, 2024, as amended by Amendment No. 2 filed on September 17, 2024 (as amended, the "Schedule 13D"), relating to the Ordinary Shares, par value 0.00001 NIS per share (the "Ordinary Shares"), of Cellebrite DI Ltd., a company organized under the laws of Israel (the "Issuer"). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) - (b) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 3 is incorporated by reference in its entirety into this Item 5.

TWC Tech Holdings is the beneficial owner of 13,861,007 Ordinary Shares as of the date hereof. As previously disclosed, 1,500,000 of such Ordinary Shares are unvested and remain subject to transfer restrictions pending the satisfaction of certain performance-based vesting conditions.

Mr. Clammer may be deemed the beneficial owner of 14,661,729 Ordinary Shares as of the date hereof. This number consists of (i) 13,861,007 Ordinary Shares beneficially owned through TWC Tech Holdings, (ii) 750,000 Ordinary Shares directly held by two family trusts of which Mr. Clammer is trustee or has the indirect power to acquire assets by virtue of a right of substitution of assets and (iii) 50,722 Ordinary Shares held directly by Mr. Clammer that were obtained by Mr. Clammer by virtue of his position as a member of the board of directors of the Issuer.

Mr. Greene may be deemed the beneficial owner of 14,611,007 Ordinary Shares as of the date hereof. This number consists of the 13,861,007 Ordinary Shares beneficially owned through TWC Tech Holdings and 750,000 Ordinary Shares directly held by a limited liability company managed by Mr. Greene.

The percentages of beneficial ownership in this Schedule 13D are based on 239,470,062 Ordinary Shares issued and outstanding as of March 11, 2025, as disclosed in the Issuer's Form 20-F, filed by the Issuer with the Securities and Exchange Commission on March 18, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit
Number Description

99.1 Signature Pages

## Signatures
- TWC Tech Holdings II, LLC: /s/ Adam H. Clammer, Adam H. Clammer, Managing Member of True Wind Capital Management GP, LLC, See Exhibit 99.1 (03/20/2025)
- TWC SPAC Aggregator II, LLC: /s/ Adam H. Clammer, Adam H. Clammer, Managing Member of True Wind Capital Management GP, LLC, See Exhibit 99.1 (03/20/2025)
- TWC Employee SPAC Aggregator II, LLC: /s/ Adam H. Clammer, Adam H. Clammer, Managing Member of True Wind Capital Management GP, LLC, See Exhibit 99.1 (03/20/2025)
- True Wind Capital Management, L.P.: /s/ Adam H. Clammer, Adam H. Clammer, Managing Member of True Wind Capital Management GP, LLC, See Exhibit 99.1 (03/20/2025)
- True Wind Capital Management GP, LLC: /s/ Adam H. Clammer, Adam H. Clammer, Managing Member, See Exhibit 99.1 (03/20/2025)
- Adam H. Clammer: /s/ Adam H. Clammer, Adam H. Clammer (03/20/2025)
- James H. Greene Jr.: /s/ James H. Greene, Jr., James H. Greene, Jr. (03/20/2025)